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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

North Coast Energy, Inc.
(Name of Issuer)

Common Stock (Ordinary Shares), par value $.01
(Title of Class of Securities)

658649 70 2
(CUSIP Number)

Lawrence R. Bard
Fried, Frank, Harris, Shriver & Jacobson
1001 Pennsylvania Avenue, Suite 800
Washington, DC 20004
(202) 639-7000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 9, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box ☐.

        Note:    Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

SCHEDULE 13D/A

CUSIP No. 658649 70 2

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Nuon Energy & Water Investments, Inc. I.R.S. Identification No. 98-0409268

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)		(a) ☐
(b) ☐

(3) SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS) 00

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	(7)	SOLE VOTING POWER 13,048,277
BENEFICIALLY
OWNED BY EACH REPORTING	(8)	SHARED VOTING POWER -0-
PERSON WITH
	(9)	SOLE DISPOSITIVE POWER -0-

	(10)	SHARED DISPOSITIVE POWER
13,048,277

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,048,277

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)
☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 85.6% (1)

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)
The calculation of the foregoing percentage is based on 15,251,806 shares of North Coast Energy, Inc. common stock outstanding as of December 1, 2003 as set forth in the Schedule TO filed by Cerebus Capital Management, L.P., EXCO Holdings, Inc., EXCO Resources, Inc. and NCE Acquisition, Inc., on December 5, 2003.

ITEM 1. Security and Issuer.

        This schedule 13D relates to the common stock, par value $.01 per share (the "Shares"), of North Coast Energy, Inc. ("North Coast"). The address of the principal executive offices of North Coast is 1993 Case Parkway, Twinsburg, Ohio 44087-2343.

ITEM 2.    Identity and Background.

        (a)-(c) and (f) This Schedule 13D is being filed by Nuon Energy & Water Investments, Inc., a Delaware corporation ("NEW"). The Shares beneficially owned by NEW were transferred to NEW by Nuon International Renewables Projects B.V., (formerly Nuon International Projects B.V.) ("NIRP"). Both NEW and NIRP are indirect wholly-owned subsidiaries of the Netherlands based n.v. NUON ("NUON"), the largest utility in the Netherlands. The address of NEW and NUON is Spaklerweg 20, 1096 BA Amsterdam, The Netherlands.

        The following information with respect to each executive officer and director of NEW and NUON is set forth in Annex A hereto, which is incorporated herein by reference: (i) name; (ii) business address; (iii) citizenship; (iv) principal occupation or employment; and (iv) name, principal business and address of any corporation or other organization in which such employment is conducted (other than NEW or NUON).

        (d)-(e) During the last five years, neither NEW nor NUON nor, to the best of their knowledge, any person named in Annex A hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    Source and Amount of Funds or Other Consideration.

        Unchanged.

ITEM 4.    Purpose of Transaction.

        On November 26, 2003, North Coast, EXCO Resources, Inc. ("EXCO"), NCE Acquisition, Inc. ("Purchaser"), a wholly owned subsidiary of EXCO and NEW entered into an Agreement and Plan of Merger (as amended on December 4, 2003, the "Merger Agreement"). Under the terms of the Merger Agreement, Purchaser agreed to commence a tender offer to acquire all of North Coast's outstanding common stock (the "Offer"). Consummation of the tender offer is subject to the satisfaction of certain conditions, including the tender of shares representing at least 90% of North Coast's total outstanding shares plus shares issuable upon the exercise of outstanding options and warrants. On December 9, 2003, NEW entered into a Stock Tender Agreement (the "Stock Tender Agreement") with Purchaser and EXCO, under the terms of which it will tender all of its Shares to Purchaser. A summary of the Stock Tender Agreement is set forth in Item 6 below and is incorporated by reference in this Item 4.

ITEM 5.    Interests in Securities of the Company.

        (a) and (b)    By virtue of the execution and delivery of the Stock Tender Agreement, NEW may be deemed to share dispositive power with Purchaser and EXCO with respect to all of the Shares beneficially owned by NEW. The ability of NEW to exercise its power to dispose of the Shares beneficially owned by it is subject to the restrictions in the Stock Tender Agreement, which are summarized in Item 6 below.

        (c) Except as set forth in Item 4, 5 or 6, neither NEW, nor, to the best of its's knowledge, any of the persons listed on Annex A hereto, has effected any transactions in the securities of the Company in the past 60 days.

        (d) and (e)    Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

        The Stock Tender Agreement provides for the tender to Purchaser of all Shares held by NEW, which represent approximately 85.6% of the issued and outstanding Shares and, in addition, requires that NEW tender Shares acquired after the date of the Stock Tender Agreement, whether upon the exercise of warrants or options to acquire Shares or otherwise.

        Shares subject to the Stock Tender Agreement must be validly tendered into the Offer as promptly as practicable, and in any event no later than the fifth business day, following the commencement of the Offer (except for those Shares issued upon the exercise of options, warrants or other rights to acquire Shares after such date, which shall be validly tendered, or caused to be validly tendered, as promptly as practicable following such exercise) and receipt of the applicable tender offer documentation. NEW may not withdraw any Shares so tendered unless the Stock Tender Agreement is terminated in accordance with its terms or the Offer is terminated or has expired without the Purchaser purchasing all Shares validly tendered in the Offer and not withdrawn. Notwithstanding the foregoing, NEW may decline to tender, or may withdraw, any and all of such stockholder's Shares if, without the consent of such stockholder, the Purchaser amends the Offer to (i) reduce the Per Share Amount (as defined in the Merger Agreement), (ii) reduce the number of Shares subject to the Offer, (iii) change the form of consideration payable in the Offer, (iv) reduce the percentage required for the Minimum Condition (as defined in the Merger Agreement) or (v) amend or modify any term or condition of the Offer in a manner adverse to the stockholders of North Coast (other than insignificant changes or amendments or other than to waive any condition).

        Prior to the termination of the Stock Tender Agreement and except as otherwise provided therein, NEW will not:

  •
  transfer, assign, sell, gift-over, pledge, hypothecate, encumber or otherwise dispose of, or consent to any of the foregoing ("Transfer"), any or all of the Shares, options, warrants or other rights to acquire Shares or any right or interest therein;

  •
  enter into any contract, option or other agreement, arrangement or understanding with respect to any Transfer;

  •
  grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Shares;

  •
  deposit any of the Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Shares; or

  •
  take any other action that would in any way restrict, limit or interfere with the performance of NEW's obligations hereunder or the transactions contemplated hereby or make any representation or warranty of NEW untrue or incorrect.

        NEW agreed that it will not, directly or indirectly, (i) solicit, initiate, endorse, accept or encourage the submission of any Acquisition Proposal (as defined in the Merger Agreement), or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or otherwise cooperate in any way with respect to, or participate in, assist, facilitate, endorse or encourage any proposal that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal, except that any employee of NEW is not precluded from acting in his or her capacity as an officer or director of North Coast, or taking any action in such capacity (including at the direction of the Board), but only in either such case as and to the extent permitted by the Merger Agreement. NEW also agreed to immediately cease participating in any discussions or negotiations with any parties that may be ongoing with respect to an Acquisition Proposal existing on the date of the Stock Tender Agreement.

        The Stock Tender Agreement, and all rights and obligations of the parties thereunder, will terminate immediately upon the earlier to occur of (1) the termination of the Merger Agreement by North Coast in accordance with its terms and (2) the Effective Time of the Merger (as defined in the Merger Agreement).

A copy of the Stock Tender Agreement is included as Exhibit D hereto and the description of the Stock Tender Agreement contained herein is qualified in its entirety by reference to Exhibit D, which is incorporated herein by reference.

ITEM 7.    Material to be Filed as Exhibits.

        Item 7 is amended by adding the following:

Exhibit D
Form of Stock Tender Agreement, dated as of December 9, 2003, by and among EXCO Resources, Inc. and NCE Acquisition, Inc., on the one hand, and Nuon Energy & Water Investments, Inc., on the other hand.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

NUON ENERGY & WATER INVESTMENTS, INC.
By:	/s/ Merel P.M. van Deursen Name: Merel P.M. van Deursen Title: Secretary

Dated: December 19, 2003

Exhibit Index

Document

Exhibit D
Form of Stock Tender Agreement, dated as of December 9, 2003, by and among EXCO Resources, Inc. and NCE Acquisition, Inc., on the one hand, and Nuon Energy & Water Investments, Inc., on the other hand.

Annex A

Executive Officers and Directors

NEW

        The following table sets forth the name, business address and title of each of the executive officers and directors of NEW. To the knowledge of NEW, each person listed below is a citizen of the Netherlands.

Name	Principle Occupation	NEW Title	Address
Pieter Jobsis	Executive Vice President of n.v. Nuon Energy & Water Investments (a wholly owned direct subsidiary of NUON).	Director, President, Chief Financial Officer & Treasurer	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
Merel van Deursen	Investment Manager / Legal Counsel of n.v. Nuon Energy & Water Investments (a wholly owned direct subsidiary of NUON)	Director, Secretary & Vice President	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands

NUON

        The following table sets forth the name, business address and title of each of the executive officers and members of the Managing Board of NUON. To the knowledge of NUON each person listed below is a citizen of the Netherlands.

Name	Title	Address
Liduinus M.J. van Halderen	Member of Management Board; Chief Executive Officer	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
Henk Th.J. Spaan	Member of Management Board; Interim Chief Financial Officer	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
Peter H.F. Erich	Member of Management Board; Chief Operational Officer	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands

        The following sets forth the name, business address and present principal occupation or employment of each of the members of the Supervisory Board of NUON. To the knowledge of NUON, each person listed below is a citizen of the Netherlands.

Name	Principal Occupation	Address
W. Meijer	Former Chairman of the Management Board of Rabobank Nederland	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
P. Bouw	Former CEO of KLM N.V.	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
D. J.J.M. Huesmann,	former CEO of NUTS OHRA Beheer	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
D.F. Haank	CEO Springer Science & Business Media	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
P.F. van der Heijden	Rector and Professor of Labor Law at the University of Amsterdam	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
J.B. Irik	Regional Director Parkstad at JJ Landen	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
A.H. Kaper	Member of Provincial Council for the Dutch province of Friesland	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
L. Koopmans	Professor/Consultant/Commissioner	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
H.M. Meijdam	Member of the Provincial Executive for the Dutch province of North Holland	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
M. Minderhoud	Former member of the Management Board of ING Groep N.V.	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands

R.A.M. van der Sande	Alderman for the Municipality of Leiden	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
J.H. Schraven	Chairman of the Confederation of Netherlands Industry and Employers VNO-NCW.	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands
H. Zwarts	Chairman of the Amsterdam Chamber of Commerce.	n.v. NUON Spaklerweg 20, 1096 BA Amsterdam, P.O. Box 41920, 1009 DC Amsterdam, The Netherlands

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  ITEM 1. Security and Issuer.
  ITEM 2. Identity and Background.
  ITEM 3. Source and Amount of Funds or Other Consideration.
  ITEM 4. Purpose of Transaction .
  ITEM 5. Interests in Securities of the Company.
  ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
  ITEM 7. Material to be Filed as Exhibits.
Annex A Executive Officers and Directors